TRANSGLOBE ENERGY CORPORATION CONFIRMS RECEIPT OF REQUESTS FROM MONTRUSCO BOLTON INVESTMENTS
AND INVITES CONSTRUCTIVE ENGAGEMENT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 18, 2015 - TransGlobe Energy Corporation (“TransGlobe”) confirms that it has received a letter from Montrusco Bolton Investments requesting that the Board of Directors of TransGlobe take certain actions outlined in Montrusco's news release of December 17, 2015. Our Board of Directors and senior management are evaluating these requests. We place a high importance on open engagement and constructive dialogue with our shareholders. On December 17th we requested that Montrusco engage with us on these matters which they have now done. TransGlobe remains committed to continuing its track record of respectful and productive discussions with Montrusco and other shareholders and looks forward to our engagement on these matters in the New Year.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose activities are primarily concentrated in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com